Mail Stop 3561

November 16, 2009

Christopher Kidney
President
Eco Building International
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

> **Re: Eco Building International**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 3, 2009**
> **File No. 333-160476**

Dear Mr. Kidney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Description of Business, page 16

Agreements, page 17

1. We note your revised disclosure in response to comment three of our letter dated October 23, 2009. We also note that you continue to refer to a "Marketing and Distribution Agreement" on page 17 even though you have revised the agreement so that it is now called a "Marketing and Sales Letter of Intent." Please revise or advise.

Unaudited Financial Statements

Notes to the Financial Statements, page F-14

Note 2. Summary of Significant Accounting Policies, page F-14
a) Basis of Presentation

2. Please include a statement that the unaudited financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

Exhibits

3. We note that you filed a Marketing and Sales Letter of Intent as Exhibit 10.1. We also note that you previously filed a Marketing and Sales Distribution Agreement as Exhibit 10.1 on July 8, 2009 that is substantially similar, but not identical, to the Marketing and Sales Letter of Intent. Please tell us what the difference is between these two agreements, if any, and why you filed the new agreement. If the new agreement was filed in substitution of the old one, please explain why and tell us whether both parties have executed the new agreement.

Exhibit 23.1

4. Please file a revised consent that states your independent registered public accounting firm consents to the use of its report dated September 25, 2009 on the financial statements included in the Registration Statement. Please note that the statement "in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission" should be omitted.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Brach Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
         Facsimile No. (303) 988-6954